UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fresh2 Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01

(Title of Class of Securities)

Class A Ordinary Shares: G0393E107

(CUSIP Number)

Haohan Xu

650 Fifth Avenue, Suite 2416

New York, NY 10019-6108

646-409-6505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0393E107	SCHEDULE 13D	Page 2 of 6

(1)	Names of Reporting Persons Haohan Xu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO/PF (1) (2)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization U.S.A.

Number of	(7)	Sole voting power 71,774,679 (1) (2)
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 71,774,679 (1) (2)
with:	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 71,774,679 (1) (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.37% (1) (2)
(14)	Type of reporting person (see instructions) IN

(1)	Consists of 66,334,259 Class A Ordinary Shares held by Immensus LLC (“Immensus”). Mr. Haohan Xu is the sole owner and manager of Immensus. Mr. Haohan Xu is deemed to beneficially own the entirety of the 66,334,259 Class A Ordinary Shares held by Immensus. The aforementioned Class A Ordinary Shares were issued to Immenus pursuant to the terms of a stock purchase agreement (the “July 2023 SPA”), dated July 17, 2023, whereby Immenus was issued 66,334,259 Class Ordinary A Shares by the Issuer in consideration for 73,823,182 shares of common stock of Roxe Holding Inc.

(2)	Consists of 5,440,420 Class A Ordinary Shares held directly by Mr. Haohan Xu.

CUSIP No. G0393E107	SCHEDULE 13D	Page 3 of 6

(1)	Names of Reporting Persons Immensus LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO (1)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization New York

Number of	(7)	Sole voting power 66,334,259
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 66,334,259
with:	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 66,334,259
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.53%
(14)	Type of reporting person (see instructions) OO

(1)	The Class A Ordinary Shares were acquired pursuant to the terms of the July 2023 SPA, whereby Immenus was issued 66,334,259 Class Ordinary A Shares by the Issuer in consideration for 73,823,182 shares of common stock of Roxe Holding Inc.

CUSIP No. G0393E107	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer.

This Schedule 13D is filed (this “Schedule 13D”) by the Reporting Persons (as identified above and defined below) with respect to the ordinary shares US$0.01 (“Shares”) of Fresh2 Group Limited, a British Virgin Islands company, with its principal executive offices located at 650 Fifth Avenue, Suite 2416, New York, NY 10019-6108.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Mr. Haohan Xu and

Immensus LLC (“Immensus”).

(b) Haohan Xu’s business address is 650 Fifth Avenue Ste 2416, New York, NY 10019. Immensus’ business address is 2 La Colline Dr, Mill Neck, NY 11765

(c) Haohan Xu is a director, chief executive officer and chairman of the board of directors of the Issuer. Immensus’ principal business is investing in securities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Haohan Xu is a citizen of the United States of America. Immensus is a limited liability company formed in New York.

Item 3. Source and Amount of Funds or Other Consideration.

Haohan Xu has acquired all of the Shares beneficially owned by him pursuant to a share purchase agreement dated February 7, 2023, (the “Ecommerce SPA”) with the Issuer purchasing the entirety issued and outstanding equity interests of Fresh 2 Ecommerce Inc. from Mr. Haohan Xu in exchange for 5,440,420 Class A Ordinary Shares of the Issuer.

Immensus has acquired all of the Shares beneficially owned by it pursuant to the terms of the July 2023 SPA, whereby Immenus was issued 66,334,259 Class Ordinary A Shares by the Issuer in consideration for 73,823,182 shares of common stock of Roxe Holding Inc.

Item 4. Purpose of Transaction.

The Reporting Person serves as Chairman of the Issuer, is a member of the board of directors of the Issuer and a chief executive officer and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Immensus has acquired all of the Shares beneficially owned by it pursuant to the terms of the July 2023 SPA, whereby Immenus was issued 66,334,259 Class Ordinary A Shares by the Issuer in consideration for 73,823,182 shares of common stock of Roxe Holding Inc.

CUSIP No. G0393E107	SCHEDULE 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

(a) Incorporated by reference to Items 11 and 13 of the Cover Page.

(b) Incorporated by reference to Items 7-10 of the Cover Page.

(c) The Reporting Persons have not effected any transactions of the Issuer’s Ordinary shares during the 60 days preceding the date of this Schedule 13D.

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement – Pursuant to the terms of a stock purchase agreement (the “July 2023 SPA”), dated July 17, 2023, whereby Immenus was issued 66,334,259 Class Ordinary A Shares by the Issuer in consideration for 73,823,182 shares of common stock of Roxe Holding Inc. A copy of the July 2023 SPA is attached to this Schedule 13D as Exhibit 2 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
1.	Joint Filing Agreement.
2.	Stock Purchase Agreement, dated July 17, 2023 (Incorporated herein by reference to the exhibit 10.1 to the Issuer’s Current Report Form 6-K, filed with the SEC on July 21, 2023)

CUSIP No. G0393E107	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2023	HAOHAN XU

/s/ Haohan Xu

IMMENSUS LLC

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Manager